UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, November 11th, 2005

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Complementary Interests on Own Capital
         . Banco Bradesco S.A.

     The Board of Directors of Bradesco, in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s Stockholders of Complementary Interests on Own Capital relating to the fiscal year 2005, in the amount of R$1.755955872 per common stock and R$1.931551459 per preferred stock, which represent approximately 30.8 times the monthly interests paid, benefiting the stockholders registered in the Bank’s books on this date (November 11th, 2005).

     The payment will be settled on April 28th, 2006, in the net amount of R$1.492562491 per common stock and R$1.641818741 per preferred stock, already deducted fifteen percent (15%) of withholding Income Tax, except for corporate entities stockholders, which are exempted from this taxation, and thus will receive the declared amount.

     The Interests on Own Capital related to the stocks deposited at CBLC (Brazilian Clearing and Depositary Corporation) shall be paid to the referred CBLC, which will transfer this interests to the stockholders by means of depositor Brokerage Houses.

     The table below presents a statement of the Interests on Own Capital relating to the fiscal year 2005:

In R$
Monthly	339,554,458.79
1st half - Intermediary	293,706,480.66
Complementary of fiscal year 2005	903,739,060.55
Total	1,537,000,000.00

Per stock, in R$
Type	Total Monthly	1st half - Intermediary	Complementary of fiscal year 2005	Total
Common (ON)	0.664120000	0.570000000	1.755955872	2.990075872
Preferred (PN)	0.730532000	0.627000000	1.931551459	3.289083459

     The capital remuneration policy adopted by Bradesco aims at distributing Interests on Own Capital in the maximum amount calculated in conformity with the current legislation, which are determined, net of withholding Income Tax, in the calculation of mandatory dividends of the fiscal year as provided in the Company’s Bylaws.

     The Board of Executive Officers, based on the net income posted in the fiscal year 2005, may propose to the Board of Directors the distribution of Dividends to the Company’s stockholders, Interests on Own Capital of the fiscal year.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.